Filed by: Neon Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Neon Therapeutics, Inc. (Commission File No.: 001-38551)

1 NASDAQ: NTGN © 2020 Neon Therapeutics, Inc. Equity Slides January 16, 2020

2 2 © 2020 Neon Therapeutics, Inc. Forward - Looking Statements This communication contains “forward - looking statements” of BioNTech and Neon within the meaning of the Private Securities Litigation Reform Act of 1995. These forward - looking statements may include, but may not be limited to, express or implied statements regarding the expected impact of this propos ed merger on BioNTech’s and Neon’s business; the timing of the closing of the proposed merger; the creation of long - term value for BioNTech and Neon shareholders; potential synergies between BioNTech and Neon and their pipelines; and BioNTech’s global expansion strategy. Any forward - looking statements in this press release are based on BioNTech and Neon management’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward - looking statements. These risks and uncertainties include, but are not limited to: the possibility that the proposed merger may not close, the reaction to the proposed merger of Neon’s business partners, the reaction of competitors to the proposed merger, the retention of Neon employees, BioNTech’s plans for Neon, the future growth of Neon’s and BioNTech’s businesses and the possibility that integration following the proposed merger may be more difficult than expected, uncertainties related to the initiation, timing and conduc t o f studies and other development requirements for Neon’s product candidates; the risk that any one or more of Neon’s product candidates will not be successfully developed and commerc ial ized; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future studies or trials; the risk that Neon’s collaboratio ns will not continue or will not be successful; risks related to Neon’s ability to protect and maintain Neon’s intellectual property position; risks related to Neon’s capital requirements, use of c api tal and unexpected expenditures, including Neon’s ability to manage operating expenses or obtain funding to support planned business activities or to explore and establish strategic alternative tr ansactions; risks related to Neon’s ability to attract and retain personnel; and risks related to the ability of Neon’s licensors to protect and maintain their intellectual property position. Fo r a discussion of these and other risks and uncertainties, and other important factors, any of which could cause BioNTech’s or Neon’s actual results to differ from those contained in the forward - looking statements, see the section entitled “Risk Facto rs” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in BioNTech’s Registration Statement on Form F - 1 filed with the SEC on September 9, 2019, as amended, and Neon’s Annual Report on Form 10 - K for the year ended December 31, 2018 and comparable sections of Neon’s Quarterly Reports on Form 10 - Q and other filings, which have been filed with the SEC and are available on the SEC’s website at www.sec.gov. All information in this communication is as of th e date of the release, and Neon undertakes no duty to update this information unless required by law. Forward - Looking Statements

Regulation M-A Legend and Intellectual Property

Important Additional Information and Where to Find It

In connection with the proposed merger, BioNTech will file with the Securities and Exchange Commission (the "SEC") a Registration Statement on Form F-4 containing a proxy statement of Neon and a prospectus of BioNTech, and each of Neon and BioNTech may file with the SEC other documents regarding the proposed merger. The definitive proxy statement will be mailed to stockholders of Neon. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BIONTECH, Neon AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BioNTech at its website, https://biontech.de, or from Neon at its website, https://Neon.com. Documents filed with the SEC by BioNTech will be available free of charge by accessing BioNTech's website under the heading Investors & Media, or, alternatively, by directing a request by telephone or mail to BioNTech at An der Goldgrube 12, 55131 Mainz, Germany, and documents filed with the SEC by Neon will be available free of charge by accessing Neon's website at https://neontherapeutics.com under the heading Investor Resources or, alternatively, by directing a request by telephone or mail to Neon at 40 Erie Street, Suite 110, Cambridge, MA 02139.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

BioNTech and Neon and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Neon in respect of the proposed merger under the rules of the SEC. Information about Neon's directors and executive officers is available in Neon's definitive proxy statement dated April 26, 2019 for its 2019 Annual Meeting of Stockholders, and certain of its Current Reports on Form 8-K. Information about BioNTech's directors and executive officers is available in BioNTech's Registration Statement on Form F-1 filed with the SEC on September 9, 2019, as amended. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Neon or BioNTech using the sources indicated above.

Intellectual Property

Neon Therapeutics, Inc. is the owner of the NEON THERAPEUTICS, RECON, NEO-STIM, Precision NEO-STIM and MAPTAC trademarks, as well as certain other trademarks, including design versions of some or all of these trademarks. The symbols ™ and ® are not used in connection with the presentation of these trademarks in this presentation and their absence does not indicate a lack of trademark rights. Certain other trademarks used in this presentation are the property of third-party trademark owners and may be presented with or without trademark references.

NEON THERAPEUTICS
© 2020 Neon Therapeutics, Inc.
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Deal Impact on NTGN Equity (1 of 2)

What are the terms of the deal?

- BioNTech SE ("**BNTX**") has agreed to acquire Neon in a stock-for-stock transaction. At closing, each share of Neon's common stock will be exchanged for 0.063 BNTX American Depositary Shares ("**ADSs**").

What does this mean for the value of Neon's stock?

- At the time of announcement, Neon has ~30.8m dilutive shares outstanding that were trading at $1.15 per share; BNTX's ADSs were trading at $34.55.
- At announcement, the deal is valued at approximately $67m (30.8m Neon shares x 0.063 exchange ratio x $34.55 BNTX ADS value) and the imputed value of each Neon share is $2.18 (0.063 exchange ratio x $34.55 acquirer share value).
- Deal value will continue to fluctuate until the deal closes as the exchange ratio is applied to the price of BNTX's ADSs at closing.
- Neon share price may move between signing and closing as the deal value fluctuates based on BNTX's share movement.

NEON THERAPEUTICS

Note: A BioNTech American Depositary Share ("ADS") is a U.S. dollar-denominated form of equity ownership in BioNTech, representing ordinary shares on deposit in the United States. Each BioNTech ADS represents the ownership of one BioNTech ordinary share.

© 2020 Neon Therapeutics, Inc.

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5 5 © 2020 Neon Therapeutics, Inc. Deal Impact on NTGN Equity (2 of 2) What happens to my existing Neon equity at closing? • Common Stock – Outstanding shares of Neon common stock will convert into BNTX ADSs according to the fixed exchange ratio. • Stock Options – All outstanding stock options will vest upon deal closing. Options that are “in the money” (strike price less than the converted value of NTGN shares) will receive a cash payment equal to spread between strike price and converted value (net of tax withholdings). Underwater options will be canceled for no consideration. • Restricted Stock Units (“RSUs”) and Restricted Stock Awards (“RSAs”) – All outstanding Neon RSUs and RSAs will vest upon deal closing. The resulting shares of Neon’s common stock will convert into BNTX ADSs based upon the fixed exchange ratio. ADS = American Depositary Share

Equity Examples

Common Shares	• Shareholder X holds 1,000 shares of Neon's common stock • Shares will convert into 63 BNTX ADSs • Shareholder value is retained as Neon stock trading at ~$2.18 was worth ~$2,180 (1,000 share X $2.18/share) and BNTX stock trading at ~$34.45 will be worth ~$2,180 (63 shares X $34.45/share)
Stock Options	• Option Holder Y has an option to purchase 100 shares of Neon's common stock with a strike price of $1.00. • Shortly after closing, Option Holder Y will receive $118 (($2.18 - $1.00) X 100 shares), net of any applicable taxes. • Option Holder Y will not receive any BNTX ADSs upon closing – she will receive cash instead.
RSUs/RSAs	• RSU Holder Z has 1,000 RSUs. • At closing, those 1,000 RSUs will all vest and convert into 63 BNTX ADSs. • RSU Holder Z's value is maintained as 1,000 Neon RSUs at $2.18 have a value of $2,180 and 63 BNTX ADSs at $34.45 have a value of $2,180

NEON THERAPEUTICS

ADS = American Depositary Share

© 2020 Neon Therapeutics, Inc.

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